United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2012

GRUMA, S.A.B. de C.V.
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Audited 2011 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 27th, 2012

IR Contact Information: ir@gruma.com (52) 81 8399-3311 and 24
Monterrey, N.L., Mexico, April 27, 2012	www.gruma.com

AUDITED  2011 RESULTS

I.- COMPANY PERFORMANCE DURING THE 2011 CORPORATE YEAR

As a result from several strategies implemented in the operation and finance areas, as well as the constant development and innovation of products and the application of successful marketing and commercial strategies, 2011 was a year of excellent results for GRUMA.

GRUMA increased and strengthened its worldwide presence through a focused expansion strategy consisting on the acquisition of four plants: Albuquerque Tortilla Company in New Mexico, Casa de Oro in Nebraska, Solntse Mexico in Russia, and Semolina in Turkey. These acquisitions required the investment of US$57 million. With the completion of these transactions, GRUMA now has 99 plants around the world, which allows for our products to be present in 113 countries.

The company's efforts to increase sales, reduce costs and improve its financial position were successful. The sale of Grupo Financiero Banorte's shares was one of the most relevant events of 2011, this event represented an improvement to our financial structure and established a strong platform for the restructuring of debt allowing for a better term and interest rate, improved our debt's rating and allowed the acquisition of several companies to continue the strengthening of the company's strategy. Our debt with cost was lowered 36% in comparison to the closing of 2010, thus reducing from US$1,491 million at the end of the 2010 fiscal year to US$958 million in 2011. Today we have a greater flexibility and more resources to support our expansion strategy and capitalize on the issues resulting from this economic crisis scenario.

II. FINANCIAL STATEMENTS

The financial statements of the company, both consolidated and individual, that are attached hereto and integrate this report, were prepared for the first time following the International Financing Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''). Said financial statements are audited by the Public Accountants firm PricewaterhouseCoopers, S.C., being the independent auditors of this Company. A summary of said financial statements is shown as follows:

Results

  GRUMA's sales volume increased by 5% to 4,740 thousand metric tons compared with 4,526 thousand metric tons in 2010. This increase was driven mainly by Gruma Corporation and GIMSA.

  Net sales increased by 25% to Ps.57,645 million compared with Ps.46,232 million in 2010. The increase was due primarily to higher net sales at Gruma Venezuela, GIMSA, and Gruma Corporation, associated with price increases, sales volume growth, and the inflation effect in Venezuela. Sales from non-Mexican operations constituted 66% of consolidated net sales in 2011 and 2010.

  Cost of sales increased by 27% to Ps. 40,118 million compared with Ps.31,563 million in 2010, due primarily to higher costs of sale at Gruma Venezuela, GIMSA, and Gruma Corporation associated with higher raw-material costs, sales volume growth, and the inflation effect in Gruma Venezuela. Cost of sales as a percentage of net sales increased to 69.6% from 68.3% in 2010 due primarily to Gruma Corporation, as raw-material cost increases were not fully reflected in our prices.

  Selling, general, and administrative expenses (SG&A) increased by 16% to Ps. 13,984 million compared with Ps.12,100 million in 2010, due primarily to higher SG&A at Other and Eliminations and Gruma Corporation and, to a lesser extent, Gruma Venezuela and GIMSA. SG&A as a percentage of net sales decreased to 24.3% from 26.2% in 2010, driven mainly by better expense absorption at Gruma Venezuela and, to a lesser extent, GIMSA and Gruma Corporation.

  Other expenses, net, were Ps. 204 million compared with Ps.519 million in 2010. The decrease is a result of a one-time charge during 2010 related to the expropriation procedure of our operations in Venezuela, which the company did not have during 2011.

  GRUMA's operating income increased by 63% to Ps.3,338 million compared with Ps.2,050 in 2010, and operating margin improved to 5.8% from 4.4% in 2010, due primarily to Gruma Venezuela, Other and Eliminations and, to a lesser extent, GIMSA.

  Net comprehensive financing cost was Ps. 427 million compared with Ps.1,163 million in 2010. The decrease resulted mainly from lower financial expenses in connection with GRUMA's debt reduction and better interest rates achieved during 2011, and gains on foreign-exchange-rate hedging related to corn procurement.

  GRUMA's equity in earnings of associated companies, net, primarily from GFNorte, represented income of Ps. 4,711 million in 2011 compared with income of Ps.592 million in 2010 primarily derived from the gain on the sale of GRUMA's stake in GFNorte during February 2011.

  Taxes increased 115% to Ps.1,807 million compared with Ps.840 million in 2010 primarily as a result of higher pre-tax income.

  GRUMA's net income was Ps.5,816 million compared with Ps.639 million in 2010. Majority net income was Ps. 5,271 million compared with Ps.432 million in 2010. Both improvements were caused mainly by the gain on the sale of GRUMA's stake in GFNorte.
  Balance Sheet

  Total assets as of December 31, 20011 were of Ps 44,543 million, 14% more particularly due to increases in (1) inventories as a result of higher priced raw-materials resulting from rising international commodity prices and the depreciation of the Mexican peso; (2) property, plant, and equipment due to several acquisitions and expansions during 2011, mostly in Gruma Corporation; (3) Trade accounts receivable, as a consequence of increases in our product prices resulting from higher priced raw-materials.

  Total liabilities as of December 31, 2011 were of Ps 26,830 million, 5% less than at the end of 2010. The aforementioned as a result of lower debt, which was offset by a greater balance in trade accounts payable and the peso depreciation.

  Equity as of December 31, 2011 was of Ps.17,713 million, 65% higher than that at the end of 2010.

III. CHALLENGES AND OPPORTUNITIES:

In the global scope, the adverse economic conditions were characterized by decline in consumer confidence, high levels of unemployment and less growth. Moreover, the prices of corn, wheat and energy continued showing high volatility worldwide. This uncertainty, rapid changes in the operation and finance variables, changes in consumer habits and a higher level of competitiveness, tested our capabilities and adaptation skills.

To affront this challenging scenario, in 2011 our plan consisted in innovating products and brands with a higher added value and implementing an aggressive expansion strategy in the volume of our basic products. The foregoing with the purpose of furthering the creation of value, thus ensuring the better cost-benefit relation for all our stakeholders.

This is why we continue to support our global brands as well as our leading local brands, which have consolidated our position as a global food company through constant innovation. To exemplify, in United States Mission Artisan, a new line of tortillas, was created, in addition to being an artisanal proposal that follows our consumer's trends, it provides the principal nutrition benefits of the tortilla. In the United Kingdom, the Mission Mini Wraps line was launched, which contributed to a greater use of the product and allowed the introduction of the line in a school lunch for kids. In Australia, the healthy Mission Mini Wraps line was also launched, supported by a strong publicity campaign, the line offers additional nutritional value. In Central America, GRUMA strengthened its base portfolio through options of healthy products, such as the Mission baked corn tostadas; in Mexico, Maseca continued the strengthening of its leadership and the reaffirmation of its brand placement through the natural quality and nutritional benefits of the tortilla, strategy that was successfully replicated in the United States; also, Guerrero, the leading brand of tortillas in the Hispanic market in the United States, launched a successful promotion based on soccer.

It is important to point out that the new Turkey mill has the most advanced mill technology for grits, a product resulting from the corn mill process with high potential in the world, which is employed in the production of beer, cereals and snacks. This represents a significant step forwards for GRUMA's expansion strategy which will enable our increased presence in 80 countries. To approach this market, GRUMA already has a corn mill in Italy and another one in Ukraine, both mills are grits producers.

Our expansion strategy also included the successful launch of our Mission brand in the retail channel in Singapore and Malaysia. With this, GRUMA's brand was introduced to massive consumption in the southern Asia region.

Moreover, the foodservice channel has been fundamental for GRUMA's strategy since it has allowed GRUMA a quicker geographic expansion, leveraging our global commercial relations with the principal channel operators, especially in developing regions where it has played an important active role in consumer education for the use of our products and has generated critical mass. For example, in Asia and Oceania, with only 3 plants we provided for more than 20 countries in the region and in Europe, it stood for around 45% of the tortillas and flatbread sales. Also, in developed markets, such as the United States, it continues to be an important complementary element of the business, responsible for around 20% of the tortillas sales.

We appreciate the effort, professionalism and dedication showed by the more than 20,000 employees that form this great Company for the achievements of 2011 that are reflected today. Likewise, we would like to recognize the preference of our consumers and clients, the support given by our providers, as well as the backing of the financial sector and our shareholders' trust.

We will continue focusing our efforts in generating value for our shareholders, consumers, clients, collaborators and communities, from a social responsibility and sustainability perspective, trough constant innovation, operation improvements and our brands positioning around the world.

GRUMA, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011 AND 2010 AND
AS OF JANUARY 1, 2010

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and Purposes of the Same.

1. Derivative financial instruments contracting policies.

Gruma's policies regarding financial instruments establish that the acquisition of any derivative financial instruments agreement must be associated with the hedging of an underlying operation of the company, such as the purchase of inventory or fuel consumption (commodities), interest payment at a determined rate, foreign currency payments at an exchange rate, among others.

Gruma has a Risks Management policy that details the procedure to authorize their contracting.

2. General description of the objectives to use derivative financial instruments.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. The objective of using derivative financial instruments is to reduce the aforementioned risks.

Likewise, in the normal course of business, Gruma enters into transactions in which it could be exposed to risks for changes in the interest rates or for fluctuations of exchange rates. The variations in the exchange rates can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others. In order to minimize these risks Gruma has entered into certain financial instruments.

3. Instruments used and hedging or negotiation strategies implemented.

We hedge a part of our production requirements through futures and options contracts in order to minimize the risk generated by the fluctuations in the price and supply of corn, wheat, natural gas, and diesel, risk that exists as an ordinary part of our business.
Gruma has entered into certain financial instruments such as interest rate swaps and foreign exchange financial instruments (FX).

4. Allowed negotiation markets and eligible counterparties.

In order to minimize the counterparty solvency risk, Gruma enters into derivative financial instruments only with major national and international financial institutions using mainly, when applicable, the standard International Swaps and Derivatives Association, Inc. (''ISDA'') authorized forms and long form confirmation agreements.

5. Policies on the appointment of calculation or valuation agents.

Gruma appoints the counterparties as calculation agents who periodically send the account statements of the open positions of the financial instruments.

6. Policies on margins, collaterals, credit lines, VAR.

The Risks Committee of Gruma establishes that the derivative financial transactions may be performed with collaterals or using credit lines for that purpose.

The majority of the executed transactions establish certain obligations on behalf of the Issuer to guarantee, from time to time, the differential between fair market value and the credit line established with the respective financial institutions, consequently the timely and full compliance of those obligations are completely assured. Additionally, it is made clear that, upon failure to fulfill said obligations, the counterparty will have the right, but not the obligation, to terminate them in advance, and to demand the corresponding consideration pursuant to the agreed terms. In addition and in order to maintain a risk exposure level within the boundaries authorized by the Central Risks Committee and the Audit Committee, the Corporate Treasury department reports, in a weekly and quarterly manner, the information about the Derivative Financial Instruments to such organs, respectively.

As of this date, Gruma does not have any margin calls of any counterparty whatsoever.

7. Internal control procedures to manage the exposure to market and liquidity risks.

The Finance Department of each region in which the company has operations, evaluates the changes in the exposure of the derivative financial instruments and periodically informs them to the Corporate Financial & Planning Management, and the latter informs the General Management and the Central Risks Committee when the market conditions have materially changed. The execution of the derivative financial instruments is authorized pursuant to the guidelines set forth in the Risks Management policy of the company.

8. Existence of an independent third party who reviews the aforementioned procedures.

The procedures are reviewed in the external audit process performed by PricewaterhouseCoopers, S.C. annually.

9. Information regarding the authorization of the use of derivatives and if there is a committee in charge of giving those authorizations and the derivatives risk management.

All derivative financial transactions must be previously authorized by a Divisional Risks Committee and by the Central Risks Committee which is formed by members of the ''TOP MANAGEMENT'' and approved by the Audit Committee and the Board of Directors.

B. Generic Description of Valuation Techniques.

10. Description of methods, valuation techniques and valuation frequency:

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are registered at its estimated fair market value (mark- to- market). The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each Financial Institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are included within the comprehensive income in the net equity, based on an evaluation of the effectiveness of such hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at their estimated fair market value (mark- to- market) and the effects of these valuation changes are recognized in the income statement.

11. Clarification concerning if the valuation is performed by an independent third party or if it is an internal valuation and on which cases one or the other valuation is used. If it is performed by a third party, if his arranger, seller or counterparty of the derivative financial instrument is mentioned.

 The valuation of the foreign exchange derivative financial instruments is performed by the counterparty of these instruments to its estimated fair market value (mark-to-market). Regarding purchases of corn, wheat and natural gas futures the market values of the US Chicago, Kansas and New York futures exchanges are taken as reference, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

12. For hedging instruments, explanation of the method used to determine the effectiveness of the same, identifying the current available hedging level of the global position.

Effectiveness of hedges is determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in the International Financial Reporting Standards the results of the valuation of the financial instruments at their fair market value are recognized in the operations results, within net comprehensive financing costs.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Derivative Financial Instruments.

13. Discussion about the internal and external sources of liquidity that could be used to attend the requirements related to derivative financial instruments.

 There are potential liquidity requirements under our derivative financial instruments described in Section II below. Gruma plans to use its available cash flow as well as other available liquidity sources to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Major Identified Risks.

14. Description of the changes in the exposure to major identified risks, its management and contingencies that could affect it in future reports.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), changes in the global supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist in the normal course of our business.

Gruma entered into certain foreign exchange derivative transactions, which as of the end of December 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others

15. Disclosure of eventualities, such as changes on the value of the underlying asset, which cause it to differ from the one originally agreed, that modify it, or that the hedging level has changed, pursuant to which the issuer is required to assume new obligations or affect its liquidity:

Gruma entered into certain foreign exchange derivative transactions, which as of the conclusion of December 2011 mainly involved peso/dollar exchange rate. The fair market value of these derivative instruments can decrease or increase in the future before the instruments expire. The variations in the exchange rate can result from changes in the economic conditions, tax and monetary policies, volatile conditions, global markets liquidity, international and local political events, among others.

16. Include Influence on results or cash flow of the mentioned derivative transactions:

As of December 31th, 2011, the open positions of the grains and fuels financial instruments were valued at their fair market value. The financial instruments that qualified as hedges for accounting purposes represented a profit of $14,886 thousand pesos which was applied to the comprehensive income in the net equity.

The financial instruments that did not qualify as hedges for accounting purposes represented a loss of $98,548 thousand pesos which was applied to the income statement.

The foreign exchange derivative financial instruments were valuated to its estimated fair market value (mark-to-market). As of December 31th, 2011 the open positions of these instruments represented a profit of approximately $88,537 thousand pesos. The total profit was reflected on the income statement.

17. Description and number of the derivative financial instruments that had expired during the quarter and those which its position has been closed.

The transactions concluded during the fourth quarter of 2011 regarding the financial instruments of grains and fuels represented a loss of $34,634 thousand pesos. As of December 31st, 2011, the adverse effect in the results of the concluded transactions of these instruments is of $52,626 thousand pesos.

The transactions concluded during the fourth quarter of 2011 regarding the foreign exchange financial instruments represented a profit of $125,136 thousand pesos. As of December 31st, 2011, the favorable effect in the results of the concluded transactions of these instruments is of $207,252 thousand pesos.

18. Description and number of the margin calls presented during the quarter.

As of December 31st, 2011, the company does not have any revolving funds denominated ''margin calls''. The margin calls are required upon the variations in the prices of the underlying asset to be applied against the payments.

19. Disclosure of any breach that has been presented to the respective agreements.

 The company has complied with all obligations under its derivative financial instruments agreements.

II. Quantitative Information.

A. Characteristics of the derivative financial instruments as of the date of this report.

Summary of Derivative Financial
Instruments As of December 31th, 2011
Amounts in Thousands of Pesos

Corn and Wheat Derivative Financial Instruments

1 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

Exchange Rate Derivative Financial Instruments

23. As of December 31st, 2011, the financial instruments transactions of raw materials in long positions represented a profit of $14,886 thousand pesos and there are no short positions. Regarding foreign exchange financial instruments there is a favorable effect in dollar long positions of $88,537 thousand pesos.

25. As of December 31st, 2011 the Company does not have revolving funds denominated ''margin calls'' required upon variations in prices of the underlying asset to be applied against payments.

The transactions concluded during the fourth quarter of 2011 regarding the grain derivative financial instruments represented a loss of $30,366 thousand pesos. As of December 31th, 2011 the adverse effect in the results of the concluded transactions of these instruments is of $40,637 thousand pesos.

The transactions ended during the fourth quarter of 2011 on the foreign exchange financial instruments represented a favorable effect of $125,136 thousand pesos. As of December 31st 2011 the favorable effect in the results of the terminated transactions regarding these instruments is of $207,252 thousand pesos.

B. Sensibility Analysis

Corn and Wheat Derivative Financial Instruments

According to the position as of December 31st, 2011, a hypothetical 10 percent loss of the Bushel value would result in an additional adverse effect of $93,726 thousand pesos. This sensitivity analysis is determined based on the underlying assets' values obtained from the valuation performed as of December 31st 2011.

Sensitivity Analysis
Regarding the Position in Raw Material Derivative
Instruments (Corn- Wheat) As of December 31th, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

 * The sole purpose of the Company's acquisition of derivative financial instruments is hedging market and liquidity risks, notwithstanding, the accounting rules require specific documentation and evidence to classify a derivative financial instrument as a hedging instrument, consequently the company classified its derivative financial instruments as negotiation instruments.

Foreign Exchange Financial Instruments

Based on our position as of December 31st 2011, an hypothetical appreciation of 10% of the Mexican peso against the United States dollar, would result in an additional unfavorable effect of $148,477 thousand pesos. This sensitivity analysis is based in the value of the underlying assets given in the valuation made by the counterparty as of December 31st, 2011, which includes the effects on the exchange rate variables, time and volatility.

Sensitivity Analysis
Regarding the Position in Foreign Exchange Financial Instruments
As of December 31st, 2011
Variation of 10%, 25% and 50% in the Underlying Asset
Amounts in Thousands of Pesos

26. For derivative financial instruments with negotiation purposes or those whose ineffectiveness of the hedge must be acknowledged, description of the method applied in determining the expected losses or the price sensitivity of the derivatives, including volatility.

The potential losses of the derivative financial instruments were determined pursuant to the underlying assets' value and their volatility, under a sensibility analysis considering a 10%, 25% and 50% loss in the underlying assets' value.

27. Presentation of a sensitivity analysis for such transactions that includes, at least, the following elements:

a) Identification of the risks that may create losses in the issuer for derivative transactions.
b) Identification of the instruments that would create such losses.

The presented sensitivity analysis includes three collars for the commodities' price, consequently, risks related to a variation in the price of such commodities is partially offset among the futures and options agreements, which are contracted in the same notional amounts and expire in the same dates.

The fair market value of the foreign exchange financial instruments can decrease or increase in the future before the expiration date of said instruments. These variations in the exchange rate can be the result of changes in the economic, fiscal policies or monetary conditions, volatility, liquidity in global markets, international or local political events, among others.

28. Presentation of 3 scenarios (probable, possible and remote or stress) that can create negative circumstances for the issuer, identifying the assumptions and factors taken into consideration in their execution.

 a) Possible scenario with a variation of at least 25% in the underlying asset's Price and remote scenario with a variation of at least 50%.

The sensitivity chart already contains this information.

29. Estimation of the potential loss reflected in the income statement and cash flow for each scenario.

For the derivative financial instruments of grains, based on our position as of December 31st, 2011, an hypothetical change of 10%, 25% and 50% loss in market prices applied to the fair market value of the instruments would result in an additional charge to income for $18,745, $46,863, and $93,726 thousands of pesos, respectively.

For the foreign exchange financial instruments, based on our position as of December 31st, 2011, a hypothetical change of 10%, 25% and 50% of appreciation of the Mexican peso against the United States dollar would result in an additional charge of $148,477, $371,192 and $742,384 thousand pesos, respectively.

30. For hedging financial instruments, indicate the stress level or the variation of the underlying assets under which the effectiveness measures result sufficient.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.